September 27, 2019

Neal J. Suit
General Counsel and Secretary
Legacy Housing Corp
1600 Airport Freeway, Suite 100
Bedford, Texas 76022

       Re: Legacy Housing Corp
           Preliminary Proxy Statement on Schedule 14A
           Filed September 16, 2019
           File No. 001-38761

Dear Mr. Suit:

       We have reviewed your filing and have the following comment.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed September 16, 2019

Comparison of Shareholder Rights Before and After the Reincorporation Forum Selection, page 23

1. We note that your forum selection provision in Article VIII of your Certificate of
      Formation to be adopted provides that it will not apply to actions arising under the
      Securities Act or Exchange Act. Please revise page 23 to disclose that the provision does not apply to actions arising under the Securities Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Neal J. Suit
Legacy Housing Corp
September 27, 2019
Page 2

       Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Asia Timmons-Pierce,
Special Counsel, at (202) 551-3754 with any questions.



                                                          Sincerely,

FirstName LastNameNeal J. Suit                            Division of
Corporation Finance
                                                          Office of
Manufacturing and
Comapany NameLegacy Housing Corp
                                                          Construction
September 27, 2019 Page 2
cc:       Spencer G. Feldman
FirstName LastName